ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

02055264

30 August 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

02 OCT -3 AM 11:14

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 29 August 2002, Re: Proposed Change of Name for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

10/9

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **29-08-2002 05:05:29 PM**
Reference No **AA-020829-1EF68**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* *Subject* :
PROPOSED CHANGE OF NAME

* **Contents :-**

Reference is made to the earlier announcement on 30 May 2002 in relation to the proposed change of the Company's name to "Silverstone Corporation Berhad" ("Proposed Change of Name").

The Companies Commission of Malaysia ("CCM") had on 24 May 2002 approved the name "Silverstone Corporation Berhad" for the Proposed Change of Name.

Subsequently, on the application to the CCM by the Company on the expiry of the reservation of name, the CCM had extended the reservation of the name "Silverstone Corporation Berhad" for another 3 months.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

29 AUG 2002